May 6, 2011

Via Facsimile and EDGAR

John M. Ganley,
Senior Counsel,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	Ares Senior Credit Strategies Fund, Inc. Form N-2 filed March 22, 2011 (File Nos. 333-172987; 811-22535)

Dear Mr. Ganley:

Please find enclosed for filing pre-effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-172987; 811-22535, the “Amendment”) under both the Investment Company Act of 1940, as amended (the “Investment Company Act”), and the Securities Act of 1933, as amended (the “Securities Act”), of Ares Senior Credit Strategies Fund, Inc. (the “Fund”) relating to the Fund’s proposed initial public offering (the “Offering”).  Capitalized terms used but not defined herein shall have the meanings ascribed in the Amendment.

Set forth below are the Fund’s responses to the comment letter, dated April 21, 2011 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”), concerning the Registration Statement on Form N-2 (File Nos. 333-172987; 811-22535) filed by the Fund on March 22, 2011 (the “Initial Registration Statement”, together with the Amendment, the “Registration Statement”).  To facilitate the Staff’s review, the captions and numbered comments from the Comment Letter have been repeated in this letter in bold face type and the Fund’s responses immediately follow each numbered comment in regular type.

Additionally, in response to Comment No. 13, please be advised that at this time the Fund has not determined whether to submit an exemptive application or no-action request in connection with the Registration Statement or the Offering.   The disclosure in the N-2 is consistent with this statement (i.e, “[T]here can be no assurance that any such exemptive order will be sought or obtained”).

Form N-2 filed December March 22, 2011

Cover Page

1.             Investment Objective.  This section states that part of the Fund’s objective is to seek preservation of capital.  This section also states that the Fund will invest primarily in companies whose debt is rated below investment grade.  The second paragraph on page 32 of the prospectus states that the ability of the Fund to achieve this part of its investment objective is limited due to the Fund’s investment policy of investing primarily in Senior Loans and investments with similar economic characteristics, which may be speculative.  Please explain to us why it is appropriate to include an investment objective of preservation of capital for a Fund investing in below investment grade debt where the Fund’s ability to achieve the objective is limited.

The Fund believes that it is appropriate to include an investment objective of current income and preservation of capital.  The Fund will seek to achieve its investment objective by investing primarily in senior secured loans made to companies whose debt is rated below investment grade and investments with similar economic characteristics. The ability of any fund to achieve any investment objective is always limited by market forces and the fund’s ability to execute its investment strategy.  In this case, the Fund will take a number of steps to achieve its investment objective, including:  (i) investing in a diversified portfolio of loans and other debt investments across a broad range of industries with varying characteristics and return profiles; (ii) adhering to the established credit underwriting processes of Ares Management LLC (“Ares”), an affiliate of the Fund’s adviser, and doing substantial pre-investment credit analysis, utilizing  publicly available credit and industry information as well as proprietary information about the borrowers; (iii) monitoring the credit quality of the obligors in the Fund’s investments and, as appropriate on a risk adjusted return basis, selling investments in underperforming issuers; (iv) investing a substantial majority of the Fund’s capital in investments with floating rate interest payments [(typically indexed to one month to six month  LIBOR)]; and (v) holding cash and engaging in derivative credit and interest rate hedges.  The Fund has revised the disclosure contained in the Amendment to include the above steps the Fund plans to take to achieve its investment objectives.

Prospectus Summary — Investment Strategies (Page 1)

2.             The last sentence on page 2 states that the Fund may seek to gain exposure to Senior Loans by investing in various types of swaps.  The last paragraph on page 3 also states that the Fund may invest in various types of derivative instruments.  Please consider the staff observations set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.  See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

In response to the Staff’s comment the disclosure in the last paragraph on page 2 has been revised to state that “The Fund may utilize various types of derivative instruments, including swaps for the purpose of gaining exposure to Senior Loans”.

3.             The second to the last paragraph on page 6 states that under normal market conditions, at least 80% of the Fund’s net assets, plus the amount of any borrowings for investment purposes, will be invested in senior credit strategies.  Rule 35d-1 under the Investment Company Act of 1940 provides that if a fund’s name suggests a particular type of investment, the fund must adopt a policy to invest at least 80% of its assets in the type of investment suggest by the fund’s name.  Please revise the Fund’s policy by replacing the term “strategies” with “investments”, or a similar term.  In addition, please explain to us how derivatives instruments, including swaps, will be counted for purposes of the Fund’s 80% policy.

The Fund has revised the disclosure contained in the Amendment regarding the Fund’s policy in response to the Staff’s comment.  The Fund also notes for the information of the Staff that derivatives instruments (including swaps) will be counted for purposes of the Fund’s 80% policy at the notional amount of the reference obligations.

Prospectus Summary — Leverage (Page 7)

4.             This section explains that the Fund may use leverage in an amount up to 33 1/3% of its Managed Assets.  Please also express the amount of leverage in terms of the amount of net assets.

The Fund has revised the disclosure contained in the Amendment in response to the Staff’s comment.

Prospectus Summary — Risk Factors — Senior Loan Risk (Page 10)

5.             The last paragraph of this section, on page 11 of the prospectus, states that the Fund may acquire Senior Loans through participations.  It also states that the Fund will generally have no right to enforce compliance by the Borrower of the loan terms and may not directly benefit from the collateral supporting the debt obligation.  Further, it states that the Fund will be exposed to the credit risk of both the Borrower and the institution selling the participation.  Please explain why it is appropriate for the Fund to consider these loan participations to be Senior Loans if the Fund does not benefit from any collateral supporting the debt obligation.  In addition, please add disclosure making clear that both the Borrower and the institution selling the participation will be considered issuers for purposes of the Fund’s investment restriction concerning industry concentration.

The Fund believes it is appropriate to consider loan participations to be Senior Loans, even if the Fund is not the named secured party in the collateral supporting the debt obligation, because the Fund’s adviser will  monitor the credit risk of the loan participator and expects to benefit from that collateral through the loan participator.  The Fund also notes that the term “Senior Loans” does not necessarily mean a secured loan.

The Fund has also revised the disclosure contained in the Amendment in response to the Staff’s comment to make clear that both the Borrower and the institution selling the participation will be considered issuers for purposes of the Fund’s investment restriction concerning industry concentration.

Prospectus Summary — Risk Factors — General Risks Associated with Derivatives (Page 15)

6.             The first bullet of this section describes credit risk as the risk that a counterparty in a derivative transaction will be unable to honor its financial obligation to the Fund.  Please inform us whether the Fund will have any limits on the amount of exposure it may have to a particular counterparty.  We may have additional comments after reviewing your response.

The Fund will maintain limits on the amount of exposure it may have to a particular counterparty. These limits will be determined, as necessary, on a counterparty-by-counterparty basis.  In determining these limits, the Adviser will regularly analyze the financial stability of the counterparties to the Fund’s derivative transactions as well as the ratings of such counterparties published by external rating agencies.

Summary of Fund Expenses (Page 26)

7.             Please revise the “Advisory Fees” caption to “Management Fees”.  See Item 3 of Form N-2.

The Fund has revised the disclosure contained in the Amendment in response to the Staff’s comment.

Risk Factors — Principal Risks Relating To Fund Operations — Anti-Takeover Provisions (Page 61)

8.             This section states that the Fund’s charter and bylaws contain provisions that may delay, defer or prevent a transaction or a change in control of the Fund.  Recently, we have taken the position that it would be inconsistent with section 18(i) of the Investment Company Act of 1940 for a closed-end fund organized as Maryland corporation to opt-in to provisions of the Maryland Control Shares Acquisition Act (Md.

Code Ann., Corps. & Ass’ns §§ 3-701 et seq.).  See Boulder Total Return Fund, Inc. (SEC No-action letter pub. avail. Nov. 15, 2010) (http://www.sec.gov/divisions/investment/noaction/2010/bouldertotalreturn111510.htm).  Please confirm to us that the Fund, which is organized as a Maryland corporation, will not opt in to the Maryland Control Shares Acquisition Act.

The Fund, which is organized as a Maryland corporation, confirms to the Staff that the Fund will not opt in to the Maryland Control Shares Acquisition Act.

Management of the Fund — Board of Directors (Page 64)

9.             Please provide the disclosure concerning the leadership structure of the Fund’s board required by Item 18.5(a) of Form N-2.

The Fund has revised the disclosure contained in the Amendment in response to the Staff’s comment.

***

Additionally, in connection with this response letter, the Fund hereby acknowledges the following statements:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in its Form N-2 filed on the date hereof;

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Fund’s Form N-2 filed on the date hereof;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Fund’s Form N-2 filed on the date hereof; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Amendment or this letter may be communicated to the undersigned at (212) 558-1656.  Please send copies of any correspondence relating to this filing to the undersigned by facsimile at (212) 291-9219 with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

Very truly yours,

/s/ Ari B. Blaut
Ari B. Blaut

cc:	Donald R. Crawshaw
William G. Farrar
(Sullivan & Cromwell LLP)